EXHIBIT 99

PRESS RELEASE

Magna Announces Filing of Shelf Prospectus and Registration Statement

AURORA, Ontario, Feb. 28, 2023 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG; NYSE: MGA) (“Magna” or “we”) today announced that it has filed a short form base shelf prospectus with the Ontario Securities Commission (the "OSC") and a corresponding shelf registration statement with the United States Securities and Exchange Commission (the "SEC") on Form F-10. Our previous short form base shelf prospectus expired in June 2022.

Once the short form base shelf prospectus is receipted by the OSC and the shelf registration statement becomes effective, these filings will, subject to securities regulatory requirements, qualify for issuance senior debt securities of Magna from time to time over a 25-month period. The terms of future offerings and the terms of the senior debt securities to be offered, if any, will be established at the time of such offerings. At the time any of the senior debt securities are offered for sale, a prospectus supplement containing specific information about the terms of any such offering will be filed with the OSC and the SEC.

A registration statement relating to these securities has been filed with the SEC but has not yet become effective. The short form base shelf prospectus has been filed with the OSC but remains to be receipted by the OSC. No senior debt securities may be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective and until a receipt for the short form base shelf prospectus has been issued by the OSC.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

INVESTOR CONTACT

Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com, 905.726.7035

MEDIA CONTACT

Tracy Fuerst, Vice-President, Corporate Communications & PR
tracy.fuerst@magna.com, 248.761.7004

OUR BUSINESS1

Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company with a global, entrepreneurial-minded team of over 168,0002 employees and an organizational structure designed to innovate like a startup. With 65+ years of expertise, and a systems approach to design, engineering and manufacturing that touches nearly every aspect of the vehicle, we are positioned to support advancing mobility in a transforming industry. Our global network includes 343 manufacturing operations and 88 product development, engineering and sales centres spanning 29 countries.

For further information about Magna (NYSE:MGA; TSX:MG), please visit www.magna.com or follow us on Twitter @MagnaInt.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements. Forward-looking statements in this press release include, but are not limited to, statements relating to future sales of senior debt securities pursuant to the short form base shelf prospectus and registration statement referenced above and the filing of any shelf prospectus supplements.

Forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: risks related to the automotive industry; customer and supplier related risks; manufacturing / operational risks; IT security / cybersecurity risks; pricing risks; warranty / recall risks; acquisition risks; other business risks; legal, regulatory and other risks; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the SEC, and subsequent filings, which could cause actual events or results to differ materially from those indicated by such forward-looking statements.

In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are discussed under the “Industry Trends and Risks” heading of our Management’s Discussion and Analysis; and set out in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F filed with the SEC, and subsequent filings. Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can be also found in our Annual Information Form.

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1 Manufacturing operations, product development, engineering and sales centres include certain operations accounted for under the equity method.
2 Number of employees includes approximately 158,000 employees at our wholly owned or controlled entities and over 10,000 employees at certain operations accounted for under the equity method.